PHONE: (202) 467-0920 FAX: (202) 318-4486 E-MAIL ADDRESS: ncarr@bvcpc.com INTERNET ADDRESS: www.bvcpc.com	BABIRAK, VANGELLOW & CARR, P.C. ATTORNEYS AND COUNSELORS AT LAW 1920 L Street, N.W. Suite 525 Washington, D.C. 20036	Offices Also Located In: Maryland Virginia London, England

April 9, 2007

Barbara C. Jacobs, Esq.

Assistant Director

Division of Corporation Finance

Stop No. 4561

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Guardian Technologies International, Inc. Amendment No. 2 to Form S-1 Filed on March 29, 2007 (File No. 333-139591)

Dear Ms. Jacobs:

On behalf of our client, Guardian Technologies International, Inc., a Delaware corporation (the “Company”), we hereby acknowledge receipt of a letter of comment, dated April 6, 2007 (the “letter of comment”), from the staff of the Securities and Exchange Commission regarding the Company’s Pre-Effective Amendment No. 2 to its registration statement on Form S-1 filed on March 29, 2007 (File No. 333-139591) (the “Registration Statement”).  In response thereto, on behalf of the Company, enclosed for filing is Pre-Effective Amendment No. 3 to the Company’s registration statement on Form S-1 (“Pre-Effective Amendment No. 3”).

The Company is hereby amending the Company’s Registration Statement in response to comments raised in the staff’s letter of comment and to make certain other changes.  Set forth below please find the Company’s response to the comment raised by the staff in its letter of comment. For your convenience, we have set forth such staff comment in full.

1.

Please refer to prior comment 2 of our letter dated March 9, 2007.  We note your revised disclosure on the cover page indicating that the prospectus is not available with regard to the resale of shares to be issued in lieu of interest that accrues after the date of filing.  However, the cover page indicates that the registration statement includes shares issuable in lieu of interest pursuant to the terms of the debentures.  It appears that this cover page reference, footnote 6 to the fee table, and the similar language elsewhere in the prospectus are inconsistent with the statement that the prospectus may not be used for interest shares accrued after the date of filing.  If your filing pertains to shares to be issued in payment of interest accrued before December 22, 2006, please revise appropriately.

Response:

Comment complied with.  See the Company’s revisions to footnote 6 to the Calculation of Registration Fee on the cover page of PEA No. 3, the Company’s revisions to the disclosures under the heading “Recent Developments- Debenture and Warrant Financing –

BABIRAK, VANGELLOW & CARR, P.C.

Barbara C. Jacobs, Esq.

Division of Corporation Finance

Securities and Exchange Commission

April 9, 2007

Series A Debentures,” on page 7, under the heading “Management’s Discussion and Analysis – Liquidity and Capital Resources – Other Liabilities,” carry-over paragraph on page 38, under the heading “Selling Stockholders,” first full paragraph, second and third sentences, on page 90, and fourth bullet point on page 92, and under the heading “Description of Securities – Series A 10% Senior Convertible Debentures,” carry-over paragraph on page 97, of the enclosed PEA No. 2.

If you have any question regarding the foregoing, please feel free to contact the undersigned at (202) 467-0916.

Respectfully submitted,

/s/ Neil R.E. Carr

Neil R.E. Carr

cc:

Maryse Mills-Apenteng, Esq. (with enclosure)

Securities and Exchange Commission

Mr. Michael W. Trudnak

Guardian Technologies International, Inc.